SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: 22nd July, 2005, for Second quarter, 2005

TELENOR ASA

(Registrant’s Name)

Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F : ☑ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                   No : ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

TELENOR ASA SECOND QUARTER 2005 RESULTS

22.07.05 08:05 Market=OB TEL

The second quarter of 2005 showed a growth in revenues for the Telenor Group of 8.6% to NOK 16.5 billion compared to the second quarter of 2004. Profit before taxes and minority interests was NOK 3.3 billion.

Telenor’s net income was NOK 2,041 million. EBITDA before other income and expenses was NOK 5,564 million.

Capital expenditure was NOK 2,923 million. The net interest- bearing liabilities was NOK 17,814 million

The second quarter of 2005 showed a growth in revenues for the Telenor Group of 8.6% to NOK 16.5 billion compared to the second quarter of 2004. Profit before taxes and minority interests was NOK 3.3 billion.

Telenor’s net income was NOK 2,041 million. Net income per share for the second quarter of 2005 was NOK 1.19. EBITDA before other income and expenses was NOK 5,564 million. The reduced margin was primarily related to the launch in Pakistan, Fixed, strong growth and increased competition in the mobile operations.

In the second quarter of 2005 the number of subscriptions in the consolidated mobile operations increased by 3.4 million to 24.8 million. The growth in mobile subscriptions constitutes a three-fold increase compared to the second quarter of 2004. ARPU increased in all mobile operations, with the exception of GrameenPhone, compared to the first quarter of 2005. All mobile operations retained or increased their market shares during the quarter.

Capital expenditure was NOK 2,923 million. Adjusted for the purchase of a license for mobile telephony in Pakistan in the second quarter of 2004, capital expenditure increased due to the strong customer growth in the international mobile operations.

Telenor acquired Bredbandsbolaget in Sweden and Cybercity in Denmark for SEK 6.0 billion and DKK 1.4 billion respectively, including acquired interest-bearing liabilities in early July. The companies will be consolidated with effect from July.

The satellite company Inmarsat was listed on the London Stock Exchange on 22 June 2005. Telenor’s ownership interest after the stock-exchange listing is 9.4% and as at 30 June the market value of Telenor’s shares was NOK 1.7 billion.

In the second quarter of 2005, in accordance with the authority granted by the General Meeting of Telenor on 20 May 2005, Telenor purchased 6,414,000 of its own shares in the market for NOK 329 million.

Outlook for 2005:

Telenor maintains its outlook for 2005 as presented in Telenor’s report for the first quarter of 2005.

A continued high growth in revenues and EBITDA is expected for the total mobile operations in 2005.

In Fixed Norway, revenues and EBITDA is expected to decrease. The strong growth in the number of ADSL subscriptions is expected to continue. The related expected increased revenue from ADSL, in addition to expected increased revenues from wholesale, is not expected to fully offset decreased revenues from PSTN/ISDN.

Cost reductions as assumed, in particular within Fixed, will be implemented.

In Broadcast and other units, we expect EBITDA to improve

in 2005 compared to 2004.

High capital expenditure is expected for 2005, in which capital expenditure in proportion to revenues is expected to be in line with or slightly exceed 2004 levels.

A continuously increasing share of Telenor’s revenues and results come from operations outside Norway. Currency fluctuations will to an increasing extent influence the reported figures in Norwegian Krone. Political risk, including regulatory conditions, might also influence the results.

Telenor expects that profits, adjusted for special items, overall will grow in 2005 compared to 2004.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA

By:
	Name:	Torstein Moland
(sign.)
Title: CFO

Date: 22nd July, 2005

SECOND QUARTER 2005

The second quarter of 2005 showed a growth in revenues for the Telenor Group of 8.6% to NOK 16.5 billion compared to the second quarter of 2004. Profit before taxes and minority interests was NOK 3.3 billion.

Telenor Group second quarter 2005

KEY POINTS IN THE QUARTER

•	Revenue growth of 9%

•	Record high mobile subscription growth

•	Increased or stable market shares in all mobile operations

•	Kyivstar ARPU improved from last quarter

HOVEDTALL

	2nd quarter		1st half-year		Year
(NOK in millions)	2005	2004	2005	2004	2004

Revenues	16,542	15,226	31,812	29,471	60,701
Revenues – growth (%)	8.6	15.8	7.9	14.5	14.8
EBITDA before other income and expenses 1)	5,564	5,529	10,649	10,597	21,367
EBITDA before other income and expenses/Revenues (%)	33.6	36.3	33.5	36.0	35.2
EBITDA	5,630	5,698	10,736	10,746	20,957
EBITDA/Revenues (%)	34.0	37.4	33.7	36.5	34.5
Adjusted operating profit 1)	2,813	2,822	5,194	5,382	10,730
Adjusted operating profit/Revenues (%)	17.0	18.5	16.3	18.3	17.7
Operating profit	2,859	2,990	5,284	5,527	6,789
Operating profit/Revenues (%)	17.3	19.6	16.6	18.8	11.2
Associated companies	494	290	733	515	986
Profit before taxes and minority interests	3,325	2,983	6,140	8,016	9,296
Net income	2,041	1,709	3,751	4,840	5,677
Net income per share in NOK (basic), excluding treasury shares	1.19	0.97	2.17	2.74	3.25
Net income per share in NOK (diluted), excluding treasury shares	1.19	0.97	2.17	2.74	3.24

Net interest-bearing liabilities			17,814	21,973	19,195

	2nd quarter		1st half-year		Year
(NOK in millions)	2005	2004	2005	2004	2004

Investments:
Capex 2)	2,923	4,012	6,283	5,483	12,745
Investments in businesses 3)	264	294	314	4,043	5,809

1)	For reconciliation of EBITDA before other income and expenses and adjusted operating profit, see the table “Reconciliations” on page 17.

2)	Capex is investments in tangible and intangible assets.

3)	Consists of acquisition of shares and participations, including acquisition of subsidiaries and businesses not organized as separate companies.

*)	Compared to the second quarter of 2004, if not otherwise stated.

•	Telenor’s net income was NOK 2,041 million. Net income per share for the second quarter of 2005 was NOK 1.19.

•	EBITDA before other income and expenses was NOK 5,564 million. The reduced margin was primarily related to the launch in Pakistan, Fixed, strong growth and increased competition in the mobile operations.

•	In the second quarter of 2005 the number of subscriptions in the consolidated mobile operations increased by 3.4 million to 24.8 million. The growth in mobile subscriptions constitutes a three-fold increase compared to the second quarter of 2004. ARPU increased in all mobile operations, with the exception of GrameenPhone, compared to the first quarter of 2005. All mobile operations retained or increased their market shares during the quarter.

•	Capital expenditure was NOK 2,923 million. Adjusted for the purchase of a license for mobile telephony in Pakistan in the second quarter of 2004, capital expenditure increased due to the strong customer growth in the international mobile operations.

•	Telenor acquired Bredbandsbolaget in Sweden and Cybercity in Denmark for SEK 6.0 billion and DKK 1.4 billion respectively, including acquired interest-bearing liabilities in early July. The companies will be consolidated with effect from July.

•	The satellite company Inmarsat was listed on the London Stock Exchange on 22 June 2005. Telenor’s ownership interest after the stock-exchange listing is 9.4% and as at 30 June the market value of Telenor’s shares was NOK 1.7 billion.

•	In the second quarter of 2005, in accordance with the authority granted by the General Meeting of Telenor on 20 May 2005, Telenor purchased 6,414,000 of its own shares in the market for NOK 329 million.

KEY FIGURES OPERATIONS
Driftsinntekter

	2nd quarter			1st half-year			Year
(NOK in millions)	2005	2004	Growth	2005	2004	Growth	2004	Growth

Telenor Mobil – Norway	3,049	2,954	3.2%	5,887	5,758	2.2%	11,730	7.5%
Sonofon – Denmark	1,308	1,225	6.8%	2,501	1,895	32.0%	4,404	nm
Kyivstar – Ukraine	1,643	981	67.5%	2,806	1,806	55.4%	4,219	60.2%
Pannon GSM – Hungary	1,498	1,444	3.7%	2,913	2,845	2.4%	5,907	10.0%
DiGi.Com – Malaysia	1,161	958	21.2%	2,195	1,894	15.9%	3,946	24.2%
GrameenPhone – Bangladesh	705	529	33.3%	1,345	1,018	32.1%	2,186	42.3%
Other mobile operations	236	55	329.1%	404	101	300.0%	423	233.1%
Fixed	4,753	4,877	(2.5%)	9,324	9,800	(4.9%)	19,256	(6.1%)
Broadcast	1,401	1,335	4.9%	2,791	2,641	5.7%	5,346	11.4%
Other operations	2,542	2,413	5.3%	5,009	4,783	4.7%	9,540	(7.2%)
Eliminations	(1,754)	(1,545)	nm	(3,363)	(3,070)	nm	(6,256)	nm
Total revenues	16,542	15,226	8.6%	31,812	29,471	7.9%	60,701	14,8%

EBITDA

	2nd quarter				1st half-year				Year
(NOK in millions)	2005	Margin 1)	2004	Margin 1)	2005	Margin 1)	2004	Margin 1)	2004	Margin 1)

Telenor Mobil – Norway	1,066	35.0%	1,081	36.6%	2,067	35.1%	2,083	36.2%	4,305	36.7%
Sonofon – Denmark	308	23.5%	238	19.4%	561	22.4%	405	21.4%	681	15.5%
Kyivstar – Ukraine	911	55.4%	592	60.3%	1,543	55.0%	1,097	60.7%	2,581	61.2%
Pannon GSM – Hungary	484	32.3%	556	38.5%	1,001	34.4%	1,112	39.1%	2,093	35.4%
DiGi.Com – Malaysia	499	43.0%	410	42.8%	950	43.3%	836	44.1%	1,732	43.9%
GrameenPhone – Bangladesh	334	47.4%	309	58.4%	663	49.3%	592	58.2%	1,313	60.1%
Other mobile operations	(130)	nm	(49)	nm	(218)	nm	(74)	nm	(712)	nm
Fixed	1,504	31.6%	1,631	33.4%	2,912	31.2%	3,263	33.3%	6,338	32.9%
Broadcast	411	29.3%	392	29.4%	791	28.3%	741	28.1%	1,498	28.0%
Other operations	232	9.1%	509	21.1%	474	9.5%	690	14.4%	1,114	11.7%
Eliminations	11	nm	29	nm	(8)	nm	1	nm	14	nm
Total EBITDA	5,630	34.0%	5,698	37.4%	10,736	33.7%	10,746	36.5%	20,957	34.5%

1)	EBITDA as a percentage of revenues.

Operating profit

	2nd quarter				1st half-year				Year
(NOK in millions)	2005	Margin 1)	2004	Margin 1)	2005	Margin 1)	2004	Margin 1)	2004	Margin 1)

Telenor Mobil – Norway	824	27.0%	805	27.3%	1,614	27.4%	1,568	27.2%	3,228	27.5%
Sonofon – Denmark	(20)	nm	(117)	nm	(120)	nm	(139)	nm	(3,799)	nm
Kyivstar – Ukraine	580	35.3%	464	47.3%	981	35.0%	844	46.7%	2,026	48.0%
Pannon GSM – Hungary	206	13.8%	230	15.9%	407	14.0%	455	16.0%	777	13.2%
DiGi.Com – Malaysia	246	21.2%	184	19.2%	439	20.0%	381	20.1%	831	21.1%
GrameenPhone – Bangladesh	245	34.8%	258	48.8%	497	37.0%	507	49.8%	1,095	50.1%
Other mobile operations	(232)	nm	(56)	nm	(377)	nm	(89)	nm	(903)	nm
Fixed	773	16.3%	734	15.1%	1,420	15.2%	1,412	14.4%	2,725	14.2%
Broadcast	274	19.6%	218	16.3%	510	18.3%	380	14.4%	750	14.0%
Other operations	(30)	nm	248	10.3%	(38)	nm	194	4.1%	96	1.0%
Eliminations	(7)	nm	22	nm	(49)	nm	14	nm	(37)	nm
Total operating profit	2,859	17.3%	2,990	19.6%	5,284	16.6%	5,527	18.8%	6,789	11.2%

1)	Operating profit as a percentage of revenues.

As of 1 January 2005, Telenor’s unaudited interim consolidated financial statements are prepared according to International Financial Reporting Standards (IFRS) according to IAS 34 “Interim Financial Reporting”. As a consequence of the transition to IFRS, certain of Telenor’s accounting principles have been changed compared to Telenor’s financial statements for the year and quarters of 2004, which were prepared according to Norwegian Generally Accepted Accounting Principles (N GAAP). The figures for the comparable periods of 2004 have been restated to comply with IFRS. The main changes are discussed in the first quarter report for 2005. Accounting figures and key figures for periods prior to 2004 have not been restated to comply with IFRS. Reference is made to Telenor’s first quarter report for 2005 for discussions related to the first quarter of 2005.

TELENOR’S OPERATIONS

The discussions below are in respect of Telenor’s development in the second quarter of 2005 compared to the second quarter of 2004, if not otherwise stated.

MOBILE OPERATIONS

TELENOR MOBIL – NORWAY

	2nd quarter		1st half-year		Year
(NOK in millions)	2005	2004	2005	2004	2004

Subscription and traffic	2,003	1,968	3,930	3,814	7,879
Interconnection revenues	452	402	859	780	1,613
Mobile revenues company’s subscriptions	2,455	2,370	4,789	4,594	9,492
Other mobile revenues	453	405	815	709	1,513
Total mobile revenues	2,908	2,775	5,604	5,303	11,005
Non-mobile revenues	141	179	283	455	725
Total revenues 1)	3,049	2,954	5,887	5,758	11,730

1) Of which internal revenues	313	315	591	626	1,226

EBITDA	1,066	1,081	2,067	2,083	4,305
Depreciation and amortization 1)	230	275	443	514	1,062
Write-downs	12	1	10	1	15
Operating profit	824	805	1,614	1,568	3,228

1) Of which amortization of Telenor’s net excess values by	1	—	2	—	1

EBITDA/Total revenues (%)	35.0	36.6	35.1	36.2	36.7
Operating profit/ Total revenues (%)	27.0	27.3	27.4	27.2	27.5
Capex	343	255	537	469	973
ARPU – monthly (NOK)	308	332	303	324	323
No. of subscriptions (in thousands)			2,687	2,451	2,645

•	The number of subscriptions increased by 52,000 during the second quarter of 2005.

•	Telenor Mobil’s estimated market share at the end of the second quarter of 2005 was 56%, in line with the end of the first quarter of 2005.

•	ARPU decreased primarily due to reduced prices, partially offset by more working days in the second quarter of 2005.

•	Mobile revenues increased by 4.8%.

•	Revenues from subscriptions and traffic were positively affected by a higher number of subscriptions, partially offset by reduced prices on subscription, voice and SMS.

•	Interconnection revenues increased due to the increased number of subscriptions.

•	Other mobile revenues increased due to increased revenues from sale of capacity on a wholesale basis.

•	Non-mobile revenues decreased due to reduced sale of customer equipment.

•	The decrease in EBITDA margin was primarily due to increased costs associated with sales and marketing activities.

•	The decrease in depreciation and amortization was partially due to the increased estimated useful life for certain assets from January 2005.

•	The increase in capital expenditure was primarily due to investments in the UMTS network and upgrading the GSM network to EDGE functionality.

SONOFON – DENMARK

	2nd quarter		1st half-year		Year
(NOK in millions)	2005	2004	2005	2004	2004

Subscription and traffic	595	496	1166	770	1,813
Interconnection revenues	328	280	628	420	986
Mobile revenues company’s subscriptions	923	776	1,794	1,190	2,799
Other mobile revenues	158	161	301	258	571
Total mobile revenues	1,081	937	2,095	1,448	3,370
Non-mobile revenues	227	288	406	447	1,034
Total revenues 1)	1,308	1,225	2,501	1,895	4,404

1) Of which internal revenues	35	8	55	12	53

EBITDA	308	238	561	405	681
Depreciation and amortization 1)	328	355	681	544	1,190
Write-downs 2)	—	—	—	—	3,290
Operating loss	(20)	(117)	(120)	(139)	(3,799)

1) Of which amortization of Telenor’s net excess values by	134	160	291	235	551
2) Of which write-downs of Telenor’s net excess values by	—	—	—	—	3,075

EBITDA/Total revenues (%)	23.5	19.4	22.4	21.4	15.5
Capex	140	144	168	210	388
Investments in businesses	—	145	—	3,786	3,786
ARPU – monthly (NOK)	253	233	235	242	227
No. of subscriptions (in thousands)			1,250	1,203	1,275

     The classification of revenues for the first quarter of 2005 has been adjusted. ARPU has been adjusted accordingly.

•	The number of subscriptions increased by 18,000 during the second quarter of 2005, primarily due to increased gross sales and reduced churn for prepaid subscriptions.

•	Sonofon’s estimated market share was 26% at the end of the second quarter of 2005, in line with the end of the first quarter of 2005.

•	ARPU measured in local currency increased by 12%, primarily due to increase in average minutes per subscription (AMPU).

•	Revenues measured in local currency increased by approximately 11%, primarily due to the increase in ARPU. The acquisition of CBB in the second quarter of 2004 contributed to a decrease in Other mobile revenues and an increase in Mobile revenues company’s subscriptions. The decrease in Non-mobile revenues was due to decreased revenues from the fixed line operation and from sales of customer equipment.

•	Increased EBITDA was due to increased revenues. The increase in EBITDA margin was due to efficiency improvements and reduced costs related to sales and marketing activities. EBITDA measured in local currency increased by 35%. The second quarter of 2004 was positively affected by capitalized costs that were expensed in the fourth quarter of 2004.

•	Capital expenditure was in line with the second quarter of 2004 and was related to further improvement of the GSM network and investment in transportation capacity.

KYIVSTAR – UKRAINE

	2nd quarter		1st half-year		Year
(NOK in millions)	2005	2004	2005	2004	2004

Subscription and traffic	1,158	703	1,965	1,313	2,961
Interconnection revenues	428	236	741	422	1,068
Mobile revenues company’s subscriptions	1,586	939	2,706	1,735	4,029
Other mobile revenues	30	27	53	43	122
Total mobile revenues	1,616	966	2,759	1,778	4,151
Non-mobile revenues	27	15	47	28	68
Total revenues 1)	1,643	981	2,806	1,806	4,219

1) Of which internal revenues	2	—	3	—	2

EBITDA	911	592	1,543	1,097	2,581
Depreciation and amortization 1)	331	128	562	253	555
Write-downs	—	—	—	—	—
Operating profit	580	464	981	844	2,026

1) Of which amortization of Telenor’s net excess values by	23	24	45	48	93

EBITDA/Total revenues (%)	55.4	60.3	55.0	60.7	61.2
Operating profit/Total revenues (%)	35.3	47.3	35.0	46.7	48.0
Capex	919	566	1,654	897	2,608
Investments in businesses	—	35	—	35	35
ARPU – monthly (NOK)	62	93	58	89	85
No. of subscriptions (100% in thousands)			9,335	3,610	6,252

Telenor’s ownership interest at the end of the second quarter of 2005 was 56.5%. The Norwegian Krone appreciated against the Ukrainian Hryvnia by approximately 3% in the second quarter of 2005 compared to the second quarter of 2004.

•	The subscription growth of previous quarters continued in the second quarter of 2005 with an increase of 1.7 million subscriptions. Compared to the second quarter of 2004, the customer base more than doubled with an increase of in total 5.7 million subscriptions.

•	Kyivstar sustained its estimated market share of 48% from the previous quarter.

•	Compared to the first quarter of 2005, ARPU measured in local currency increased by 11% due to an increase in average prices. The decrease in ARPU compared to the second quarter of 2004 was related to lower average prices. Despite the fact that new customers on average have a lower usage (AMPU) than existing customers AMPU increased by 22%.

•	Measured in local currency revenues increased by 73%, primarily due to the increased number of subscriptions, partially offset by price reductions.

•	The decrease in EBITDA margin was primarily due to a decrease in prices and a significant increase in costs associated with sales and marketing activities as a result of the strong customer growth. EBITDA measured in local currency increased by 59%.

•	Depreciation and amortization increased as a result of increased capital expenditure in the intervening quarters, and the fact that some network components are expected to be replaced earlier than originally anticipated due to the strong growth the company is experiencing.

•	Increased capital expenditure was due to network investments required by the increase in customer base and traffic volumes.

PANNON GSM — HUNGARY

	2nd quarter		1st half-year		Year
(NOK in millions)	2005	2004	2005	2004	2004

Subscription and traffic	903	872	1,783	1,744	3,669
Interconnection revenues	458	443	888	866	1,731
Mobile revenues company’s subscriptions	1,361	1,315	2,671	2,610	5,400
Other mobile revenues	44	39	72	64	142
Total mobile revenues	1,405	1,354	2,743	2,674	5,542
Non-mobile revenues	93	90	170	171	365
Total revenues 1)	1,498	1,444	2,913	2,845	5,907

1) Of which internal revenues	2	2	4	3	6

EBITDA	484	556	1,001	1,112	2,093
Depreciation and amortization 1)	276	326	592	657	1,295
Write-downs	2	—	2	—	21
Operating profit	206	230	407	455	777

1) Of which amortization of Telenor’s net excess values by	85	89	175	178	358

EBITDA/Total revenues (%)	32.3	38.5	34.4	39.1	35.4
Operating profit/ Total revenues (%)	13.8	15.9	14.0	16.0	13.2
Capex	243	121	352	225	1,166
ARPU – monthly (NOK)	162	170	160	168	173
No. of subscriptions (in thousands)			2,824	2,588	2,770

The Norwegian Krone appreciated against the Hungarian Forint by approximately 4% in the second quarter of 2005 compared to the second quarter of 2004.

•	The number of contract subscriptions increased by 72,000 during the quarter, while total subscriptions increased by 32,000. Compared to the second quarter of 2004, the number of contract subscriptions increased by 256,000.

•	Pannon GSM’s estimated market share at the end of the second quarter of 2005 was 34%, in line with the previous quarter.

•	ARPU measured in local currency was in line with the second quarter of 2004. High increase in usage (AMPU) due to the increased share of contract subscriptions and lower prices was offset by decrease in average prices.

•	Revenues measured in local currency increased by 8% due to increased number of subscriptions and higher AMPU, partially offset by price reductions.

•	The decrease in EBITDA margin was primarily due to increased interconnection charges as a result of increased traffic to other mobile networks and increased commissions and costs related to sales and marketing activities. EBITDA measured in local currency decreased by 9%.

•	Depreciation and amortization decreased due to certain fixed assets being fully depreciated and the estimated useful life for certain assets being increased.

•	Capital expenditure increased due to network rollout of UMTS and EDGE.

•	The regulatory authorities in Hungary have 21 July announced reduction of interconnection charges for all mobile operators. For Pannon the reduction in interconnection prices will be approximately 10%.

DIGI.COM – MALAYSIA

	2nd quarter		1st half-year		Year
(NOK in millions)	2005	2004	2005	2004	2004

Subscription and traffic	924	662	1,716	1,304	2,794
Interconnection revenues	143	137	280	284	571
Mobile revenues company’s subscriptions	1,067	799	1,996	1,588	3,365
Other mobile revenues	15	18	29	35	65
Total mobile revenues	1,082	817	2,025	1,623	3,430
Non-mobile revenues	79	141	170	271	516
Total revenues 1)	1,161	958	2,195	1,894	3,946

1) Of which internal revenues	—	1	1	2	3

EBITDA	499	410	950	836	1,732
Depreciation and amortization 1)	253	226	510	455	901
Write-downs	—	—	1	—	—
Operating profit	246	184	439	381	831

1) Of which amortization of Telenor’s net excess values by	17	18	34	37	72

EBITDA/Total revenues (%)	43.0	42.8	43.3	44.1	43.9
Operating profit/ Total revenues (%)	21.2	19.2	20.0	20.1	21.1
Capex	178	162	286	265	920
ARPU – monthly (NOK)	99	107	96	110	107
No. of subscriptions (in thousands)			3,765	2,583	3,239

Telenor’s ownership interest was 61.0% at the end of the second quarter of 2005. The Norwegian Krone appreciated against the Malayan Ringgit by approximately 7% in the second quarter of 2005 compared to the second quarter of 2004.

•	The number of subscriptions increased by 304,000 during the second quarter of 2005 and by 1.2 million compared to the end of the second quarter of 2004.

•	DiGi’s estimated market share of 22% was in line with the previous quarter.

•	ARPU measured in local currency was in line with the second quarter of 2004.

•	Revenues measured in local currency increased by 30%. Revenues measured in local currency from subscription and traffic increased by 50% due to the higher subscription base and increased usage (AMPU), partially offset by decrease in prices. Interconnection revenues showed lower growth because an increased share of the mobile traffic in the Malayan market is within the operators’ own networks (on-net traffic).

•	Non-mobile revenues measured in local currency decreased by 40% primarily due to decreased international transit traffic as a result of increased competition.

•	The EBITDA margin was in line with the second quarter of 2004. Measured in local currency, EBITDA increased by 31% due to increased revenues.

•	Depreciation and amortization increased mainly as a result of the decrease in estimated useful life for certain assets.

•	Capital expenditure was related to investments in the network due to increased usage, a higher subscriber base and improved coverage.

GRAMEENPHONE — BANGLADESH

	2nd quarter		1st half-year		Year
(NOK in millions)	2005	2004	2005	2004	2004

Subscription and traffic	659	500	1,257	970	2,064
Interconnection revenues	39	20	73	29	90
Mobile revenues company’s subscriptions	698	520	1,330	999	2,154
Other mobile revenues	5	6	10	13	24
Total mobile revenues	703	526	1,340	1,012	2,178
Non-mobile revenues	2	3	5	6	8
Total revenues 1)	705	529	1,345	1,018	2,186

1) Of which internal revenues	—	—	—	—	—

EBITDA	334	309	663	592	1,313
Depreciation and amortization	89	51	166	85	215
Write-downs	—	—	—	—	3
Operating profit	245	258	497	507	1,095

EBITDA/Total revenues (%)	47.4	58.4	49.3	58.2	60.1
Operating profit/Total revenues (%)	34.8	48.8	37.0	49.8	50.1
Capex	357	258	853	418	1,318
Investments in businesses	—	—	—	—	298
ARPU – monthly (NOK)	69	106	75	113	104
No. of subscriptions (100% in thousands)			3,704	1,795	2,388

Telenor’s ownership interest was 62.0% at the end of the second quarter of 2005. The Norwegian Krone appreciated against the Bangladeshi Taka by approximately 13% in the second quarter of 2005 compared to the second quarter of 2004.

•	The strong subscription growth continued with an increase of 776,000 subscriptions during the second quarter of 2005. Compared to the second quarter of 2004, the number of subscriptions more than doubled with an increase of 1.9 million subscriptions.

•	GrameenPhone’s estimated market share at the end of the second quarter of 2005 was 62%, an increased from 61% at the end of the first quarter of 2005.

•	ARPU decreased by 25% measured in local currency, primarily due to the strong customer growth, the fact that new customers on average have lower usage (AMPU) than existing customers, and decrease in average prices.

•	Revenues increased by 53% measured in local currency primarily due to the increased number of subscriptions.

•	The decrease in EBITDA margin was primarily due to increased sales and acquisition costs as a result of the competition, with a significantly higher customer growth compared to the second quarter of 2004. Measured in local currency, EBITDA increased by 24% primarily due to increased revenues.

•	Depreciation and amortization increased as a result of increased capital expenditure in the intervening quarters.

•	Increased capital expenditure was due to the expansion of mobile coverage to new areas and increased mobile network capacity due to the strong subscription growth.

•	From 9 June 2005, the authorities in Bangladesh have introduced a new fee per unit on sale of SIM cards of approximately NOK 90.

•	The Bangladesh Telecommunication Regulatory Commission has in the second quarter of 2005 requested that GrameenPhone pay royalty and license fees on handsets according to the license requirements. The legitimacy and amount of the request for payment has not yet been clarified. Telenor is of the opinion that necessary provisions have been made.

OTHER MOBILE OPERATIONS

	2nd quarter		1st half-year		Year
(NOK in millions)	2005	2004	2005	2004	2004

Revenues
Telenor Pakistan	48	—	49	—	—
ProMonte GSM – Montenegro	123	—	227	—	200
Telenor Mobile Sweden	65	55	128	101	223
Total revenues 1)	236	55	404	101	423

1) Of which internal revenues	40	21	68	35	88

EBITDA
Telenor Pakistan	(172)	(13)	(305)	(13)	(78)
ProMonte GSM – Montenegro	60	—	115	—	91
Telenor Mobile Sweden	(18)	(36)	(28)	(61)	(725)
Total EBITDA	(130)	(49)	(218)	(74)	(712)

Depreciation and amortization 1)	102	7	159	15	116
Write-downs	—	—	—	—	75
Operating loss	(232)	(56)	(377)	(89)	(903)

Of which:
Telenor Pakistan	(232)	(13)	(379)	(13)	(78)
ProMonte GSM – Montenegro	18	—	30	—	24
Telenor Mobile Sweden	(18)	(43)	(28)	(76)	(849)

1) Of which amortization of Telenor’s net excess values by	20	—	40	—	32

Investments:
Capex	(87)	1,825	1,057	1,829	2,026
Investments in businesses	—	—	—	—	541

No. of subscriptions (in thousands)
Telenor Pakistan			836	—	—
ProMonte GSM			303	—	279
Telenor Mobile Sweden			99	92	105

Other mobile operations include Telenor Pakistan, ProMonte GSM and Telenor Mobile Sweden. The operation in Pakistan was established in the second quarter of 2004. ProMonte GSM was an associated company up until 12 August 2004, when Telenor acquired the remaining shares. The Norwegian Krone depreciated by approximately 3% against the Pakistani Rupee and appreciated by approximately 3% against the Euro, the functional currency of ProMonte GSM, in the second quarter of 2005 compared to the first quarter of 2005. The Norwegian Krone appreciated by approximately 4% against the Swedish Krone in the second quarter of 2005 compared to the second quarter of 2004.

Telenor Pakistan

•	Telenor Pakistan experienced a strong customer growth and had 836,000 subscriptions at the end of the second quarter of 2005.

•	With an estimated market share of 7% at the end of the second quarter of 2005, Telenor Pakistan was the third largest mobile operator in Pakistan.

•	ARPU is low due to the company still being in a start-up phase. Decreased EBITDA was primarily the result of high sales and customer acquisition costs and costs related to the start-up.

•	Negative capital expenditure in the second quarter of 2005 was due to a change in the payment profile for the license for mobile telephony, which reduced the net present value of future license payments. The Pakistani authorities have adjusted Telenor Pakistan’s payment obligations to bring them in line with the payment obligations of other mobile operators.

ProMonte GSM

•	The number of subscriptions at the end of the second quarter of 2005 increased by 24,000 following the start of the tourist season.

•	ProMonte GSM’s estimated market share at the end of the second quarter of 2005 was 58% compared to 57% at the end of the first quarter of 2005.

Telenor Mobile Sweden

•	Revenues increased compared to the second quarter of 2004, primarily due to increased roaming revenues from visitors to Sweden.

•	Losses were reduced primarily due to decrease in traffic costs related to the MVNO agreement, increased volume on roaming and decreased sales and marketing costs.

FIXED

	2nd quarter		1st half-year		Year
(NOK in millions)	2005	2004	2005	2004	2004

Revenues
Norway	4,367	4,427	8,530	8,910	17,545
Sweden	374	430	766	856	1,654
Other countries *)	44	44	88	87	175
Eliminations	(32)	(24)	(60)	(53)	(118)
Total revenues 1)	4,753	4,877	9,324	9,800	19,256

1) Of which internal revenues	522	457	983	889	1,823

EBITDA	1,504	1,631	2,912	3,263	6,338
Depreciation and amortization 1)	729	897	1,512	1,851	3,573
Write-downs 2)	2	—	(20)	—	40
Operating profit	773	734	1,420	1,412	2,725

1) Of which amortization of Telenor’s net excess values by	2	—	3	—	7
2) Of which write-downs of Telenor’s net excess values by	—	—	(31)	—	(22)

EBITDA/Total revenues (%)	31.6	33.4	31.2	33.3	32.9
Operating profit/Total revenues (%)	16.3	15.1	15.2	14.4	14.2
Capex	556	385	937	763	1,791
Investments in businesses	1	10	44	96	105

*)	Other countries include operations in the Czech Republic and Slovakia.

•	Bredbandsbolaget and Cybercity will be consolidated in the Fixed operations with effect from July 2005.

FIXED – NORWAY

	2nd quarter		1st half-year		Year
(NOK in millions)	2005	2004	2005	2004	2004

Revenues
Telephony (PSTN/ISDN)	1,867	2,117	3,738	4,300	8,268
ADSL/Internet	508	417	969	843	1,753
Data services	243	267	475	514	1,022
Other revenues	400	386	742	842	1,656
Total retail revenues	3,018	3,187	5,924	6,499	12,699
Wholesale revenues	1,349	1,240	2,606	2,411	4,846
Total revenues 1)	4,367	4,427	8,530	8,910	17,545

1) Of which internal revenues	522	454	985	892	1,842

EBITDA	1,532	1,606	2,970	3,237	6,330
Depreciation and amortization 1)	658	819	1,363	1,699	3,251
Write-downs 2)	—	—	(22)	—	2
Operating profit	874	787	1,629	1,538	3,077

1) Of which amortization of Telenor’s net excess values by	—	—	—	—	2
2) Of which write-downs of Telenor’s net excess values by	—	—	(31)	—	2

EBITDA/Total revenues (%)	35.1	36.3	34.8	36.3	36.1
Operating profit/Total revenues (%)	20.0	17.8	19.1	17.3	17.5
Capex	503	315	840	670	1,473
Investments in businesses	1	1	44	1	2
No. of PSTN subscriptions (in thousands)			1,139	1,219	1,182
No. of ISDN subscriptions (lines in thousands)			1,335	1,548	1,449
No. of ADSL subscriptions (in thousands)			415	235	326

•	The number of ADSL residential and business subscriptions increased by 30,000 in the second quarter of 2005 to 415,000, an increase of 180,000 compared to the end of the second quarter of 2004. Telenor’s estimated market share for ADSL was 60% at the end of the second quarter of 2005, in line with the end of the previous quarter.

•	The number of PSTN/ISDN subscriptions decreased by 55,000 in the second quarter of 2005, a reduction of 183,000 from the second quarter of 2004.

•	At the end of the second quarter, Telenor’s estimated market share measured in traffic minutes was 67%, in line with the end of the first quarter of 2005.

•	Adjusted for the sale of Operating Services to EDB Business Partner as of 1 May 2004, revenues decreased by 0.5%. The decrease in revenues from Telephony (PSTN/ISDN) and Data services was only partially offset by an increase in ADSL/Internet revenues and wholesale revenues. Adjusted for the sale of Operating Services to EDB Business Partner, the EBITDA margin decreased by 0.8 percentage points and the operating profit margin increased by 2.5 percentage points. For the first half year, the correspondingly adjusted revenues decreased by 2.5%.

•	Revenues from Telephony (PSTN/ISDN) decreased as a result of a decrease in the number of PSTN/ISDN subscriptions and reduced traffic volumes. The number of subscriptions decreased as a result of the transition to ADSL, the transition to voice over IP with other fixed network operators, and the transition to wholesale, as well as a reduction in the total market for fixed network subscriptions. The reduction in traffic volumes was primarily related to the decrease in number of subscriptions.

•	Revenues from ADSL/Internet increased due to increased revenues from subscriptions and connections as a result of the growth in the number of ADSL subscriptions, partially offset by lower revenues from Internet traffic and Internet subscriptions.

•	The decrease in revenues from data services was due to price reductions and a shift in the product portfolio.

•	Other revenues increased due to increased sales of services to other operations within Telenor, partially offset by the effect from the sale of Operating Services to EDB Business Partner as of 1 May 2004.

•	Increased wholesale revenues were primarily related to increased sales of international traffic volumes, increased revenues from leased lines and operator access, partially offset by a decrease in revenues from national interconnection.

•	The decrease in EBITDA was primarily due to a lower gross margin as a result of the decrease in revenues and a shift of the product portfolio towards products with lower margins. The financial results in the second quarter of 2005 were positively affected by an adjustment of the estimate for cost accruals.

•	The decrease in depreciation and amortization was primarily due to lower capital expenditure in recent years and the sale of Operating Services to EDB Business Partner.

•	Increased capital expenditure was related to improving processes and expansion of broadband.

FIXED – SWEDEN

	2nd quarter		1st half-year		Year
(NOK in millions)	2005	2004	2005	2004	2004

External revenues	342	404	709	807	1,557
Internal revenues	32	26	57	49	97
Total revenues	374	430	766	856	1,654

EBITDA	(27)	24	(56)	21	9
Depreciation and amortization 1)	63	65	127	126	262
Write-downs 2)	—	—	—	—	36
Operating loss	(90)	(41)	(183)	(105)	(289)

1) Of which amortization of Telenor’s net excess values by	2	—	3	—	5
2) Of which write-downs of Telenor’s net excess values by	—	—	—	—	(24)

Capex	48	72	88	87	279
Investments in businesses	—	9	—	87	93

•	In the second quarter of 2005 a gain on disposal of operations of NOK 46 million was recognized, while the second quarter of 2004 included non-recurring revenues of NOK 31 million related to sales of data services on a wholesale basis undertaken in previous periods.

•	Revenues decreased, primarily as a result of reduced revenues from data services due to price reductions and a shift in the product portfolio.

•	The decrease in EBITDA was primarily related to a reduced gross margin as a result of the decrease in revenues and a shift in the product portfolio towards products with lower gross margins, as well as installation costs related to a new DSL wholesale customer.

•	Capital expenditure in the second quarter of 2005 was primarily related to expansion of the DSL infrastructure.

BROADCAST

	2nd quarter		1st half-year		Year
(NOK in millions)	2005	2004	2005	2004	2004

Revenues
Distribution	1,147	1,064	2,286	2,125	4,309
Transmission	298	310	595	613	1,211
Other	85	109	169	213	461
Eliminations	(129)	(148)	(259)	(310)	(635)
Total revenues 1)	1,401	1,335	2,791	2,641	5,346

1) Of which internal revenues	35	33	63	68	135

EBITDA
Distribution	242	218	455	410	749
Transmission	175	161	349	314	688
Other/Eliminations	(6)	13	(13)	17	61
Total EBITDA	411	392	791	741	1,498
Depreciation and amortization 1)	133	174	277	361	704
Write-downs 2)	4	—	4	—	44
Operating profit	274	218	510	380	750

Of which:
Distribution	179	115	322	189	302
Transmission	107	94	213	181	409
Other/Eliminations	(12)	9	(25)	10	39

1) Of which amortization of Telenor’s net excess values by	14	17	28	31	63
2) Of which write-downs of Telenor’s net excess values by	—	—	—	—	25

EBITDA/Total revenues (%)	29.3	29.4	28.3	28.1	28.0
Operating profit/Total revenues (%)	19.6	16.3	18.3	14.4	14.0
Capex	96	70	143	93	880
No. of DTH pay-TV subscribers (in thousands)			853	782	824
No. of Cable TV subscribers (in thousands)			619	611	624
No. of households in small antenna networks (in thousands)			1,205	1,161	1,212
No. of Cable TV Internet access (in thousands)			50	35	44

•	The number of DTH pay-TV subscribers increased by 71,000 from the end of the second quarter of 2004 to the end of the second quarter of 2005. The number of Cable TV subscribers increased by 8,000 during the same period, and the number of cable TV Internet accesses increased by 15,000 to 50,000 at the end of the second quarter of 2005.

BROADCAST – DISTRIBUTION

•	The increase in revenues was primarily due to the growth in the number of subscribers offset by effect of the appreciation of the Norwegian Kroner against the Swedish Krone and the Danish Krone.

•	Increased EBITDA was primarily due to increased revenues and reduced purchases of internal services in Broadcast. This was partially offset by increased customer acquisition costs for DTH pay-TV subscribers as a result of new customers receiving decoders for a lock-in period, while decoders previously were capitalised and leased out to the customers.

•	Depreciation and amortization decreased due to fully depreciated DTH decoders and fully depreciated fixed assets in the cable TV operation.

•	Capital expenditure consists primarily of upgrades of the cable TV network in Norway.

•	Canal Digital and TV2 has acquired the rights for distribution of Norwegian football on TV, Internet, broadband and mobile. These rights are valid for the period 2006-2009 for the Norwegian premier league and the Norwegian first division, and 2006-2010 for national finals, the national cup and the woman’s football league.

•	The Swedish Riksdag has decided to commence the regional shut down of the Swedish terrestrial analogue network for TV distribution in the third quarter of 2005. Consequently 200,000-250,000 households will lose the analogue TV signal. Alternative ways of TV distribution will be cable, DTH or DTT.

BROADCAST – TRANSMISSION

•	Reduced revenues in Transmission were due to lower satellite revenues as a result of the transition from analogue to digital distribution. This was partially offset by increased revenues from terrestrial broadcasting.

•	Investments in a satellite in August 2004 have resulted in lower costs for leasing satellite capacity and were the main reason for the increased EBITDA and EBITDA margin.

•	Increased depreciation and amortization as a result of investments in satellite capacity in August 2004 was offset by lower depreciation due to the increase in the estimated useful life for certain fixed assets in Norkring with effect from 1 January 2005.

BROADCAST – OTHER

•	The decrease in revenues and EBITDA was related to lower revenues from sales of internal services.

OTHER UNITS

	2nd quarter		1st half-year		Year
(NOK in millions)	2005	2004	2005	2004	2004

Revenues
EDB Business Partner	1,285	1,044	2,516	2,091	4,287
Satellite Services	592	616	1,181	1,217	2,385
Venture	125	245	241	462	901
Corporate functions and Group activities	603	552	1,185	1,081	2,154
Other	9	62	27	132	174
Eliminations	(72)	(106)	(141)	(200)	(361)
Total revenues 1)	2,542	2,413	5,009	4,783	9,540

1) Of which internal revenues	803	710	1,591	1,444	2,929

EBITDA
EDB Business Partner	187	456	364	594	978
Satellite Services	90	103	158	228	409
Venture	(1)	1	5	(2)	130
Corporate functions and Group activities	(34)	(75)	(40)	(170)	(417)
Other/eliminations	(10)	24	(13)	40	14
Total EBITDA	232	509	474	690	1,114

Depreciation and amortization 1)	262	260	512	492	975
Write-downs 2)	—	1	—	4	43
Operating profit (loss)	(30)	248	(38)	194	96

Of which:
EDB Business Partner	80	396	161	485	736
Satellite Services	26	36	30	91	133
Venture	(6)	(7)	(4)	(21)	97
Corporate functions and Group activities	(120)	(182)	(212)	(363)	(809)
Other/eliminations	(10)	5	(13)	2	(61)

1) Of which amortization of Telenor’s net excess values by	2	2	4	4	8
2) Of which write-downs of Telenor’s net excess values by	—	—	—	2	3

Capex	193	241	318	329	697
Investments in businesses	263	441	270	463	1,329

EDB BUSINESS PARTNER

•	Revenues increased by 23% compared to the second quarter of 2004, with the highest growth being related to IT Operations and Solutions. The growth in IT Operations was primarily related to strategic contracts which were entered into during the course of 2004, which comprise the purchase of parts of Telenor’s IT Operating Services, as well as the acquisitions from IBM and Capgemini. Revenues in Solutions increased primarily as a result of a high level of activity.

•	The decrease in EBITDA compared to the second quarter of 2004 was related to a sales gain of NOK 301 million in the second quarter of 2004.

•	Depreciation and amortization increased as a result of a shift from operating leases to own investments, and increased capital expenditure in the intervening quarters.

•	In the second quarter of 2005, BanqIT Business Applications AB was acquired for NOK 52 million and has been incorporated under Solutions.

SATELLITE SERVICES

•	The decrease in revenues in Satellite Services was primarily due to the strengthening of the Norwegian Krone against the US Dollar, lower volumes and sales prices in the Inmarsat segment, partially offset by the effects of acquisition of operations. The reduced operating profit was due to reduced volumes and margins in the Inmarsat segment.

VENTURE

•	Lower revenues were primarily due to the effects from acquisition and disposal of operations in 2004. The operating loss in the second quarter of 2005 was primarily due to the establishment of Opplysningen Online, offset by gain on disposal of activities in Opplysningen AS. There was a positive development in profits and market share in Opplysningen AS. In the second quarter of 2005, operations were acquired for NOK 34 million in connection with the establishment of Opplysningen Online.

CORPORATE FUNCTIONS AND GROUP ACTIVITIES

•	Increased revenues were related to increased sales of group services.

•	The decrease in EBITDA loss was related to expenses for workforce reductions in the second quarter of 2004 due to Telenor Group merging several IT operating environments. This effect was partially offset by increased operating and maintenance expenses in the property operation and lease back of sold properties.

•	Depreciation and amortisation decreased due to buildings being sold and the increase in the estimated useful life for certain fixed assets.

•	In the second quarter of 2005, Telenor made a capital contribution of NOK 158 million to the associated company One GmbH through conversion of debt. This is reported as investment in businesses.

OTHER PROFIT AND LOSS ITEMS FOR THE GROUP

Depreciation, amortization and write-downs

	2nd quarter		1st half-year		Year
(NOK in millions)	2005	2004	2005	2004	2004

Depreciation of tangible assets 1)	2,006	1,977	3,955	3,887	7,737
Amortization of other intangible assets 2)	745	730	1,500	1,328	2,900
Total depreciation and amortization	2,751	2,707	5,455	5,215	10,637

Write-downs of tangible and other intangible assets	20	1	28	2	282
Write-downs of goodwill	—	—	(31)	2	3,129
Write-downs of other intangible assets	—	—	—	—	120
Total write-downs	20	1	(3)	4	3,531

Total depreciation, amortization and write-downs	2,771	2,708	5,452	5,219	14,168

1) Specification of depreciation of tangible assets

Telenor Mobil – Norway	174	192	331	358	781
Sonofon – Denmark	111	140	222	210	340
Kyivstar – Ukraine	247	62	410	130	301
Pannon GSM – Hungary	152	173	308	351	689
DiGi.Com – Malaysia	214	196	438	392	779
GrameenPhone – Bangladesh	83	49	154	81	205
Other mobile operations	49	2	72	2	32
Fixed	652	791	1,357	1,637	3,173
Broadcast	117	149	244	315	605
Other operations	209	224	419	432	838
Eliminations	(2)	(1)	—	(21)	(6)
Total depreciation of tangible assets	2,006	1,977	3,955	3,887	7,737

2) Specification of amortization of other intangible assets

Telenor Mobil – Norway	56	82	112	156	282
Sonofon – Denmark	217	216	459	335	850
Kyivstar – Ukraine	85	65	152	123	255
Pannon GSM – Hungary	124	154	284	307	605
DiGi.Com – Malaysia	39	30	72	63	123
GrameenPhone – Bangladesh	7	1	13	3	11
Other mobile operations	52	7	86	14	83
Fixed	77	107	155	214	399
Broadcast	17	25	33	46	99
Other operations	51	36	93	60	136
Eliminations	20	7	41	7	57
Total amortization of other intangible assets	745	730	1,500	1,328	2,900

•	The increase in depreciation of tangible fixed assets in Kyivstar was primarily related to the fact that some network components are expected to be replaced earlier than originally anticipated due to the strong growth the company is experiencing. This was partially offset by decreased depreciation as a result of fully depreciated fixed assets, in particular in Fixed and Broadcast. In general, depreciation and amortization is affected by changes in exchange rates and the investment levels in the previous quarters.

•	ProMonte GSM was consolidated with effect from 12 August 2004, and Telenor Pakistan opened its mobile network for commercial services on 15 March 2005, which generated increased depreciation compared to the second quarter of 2004.

Associated companies

	2nd quarter		1st half-year		Year
(NOK in millions)	2005	2004	2005	2004	2004

Telenors share of 1)
Net income after taxes	505	294	760	568	1,055
Amortization of Telenor’s net excess values	(14)	(13)	(30)	(62)	(101)
Gains on disposal of ownership interests	3	9	3	9	32
Net result from associated companies	494	290	733	515	986

1)	The figures are partially based on Telenor’s estimates in connection with the preparation of the consolidated financial statements. The consolidated profit and loss statement contains only the line “Net result from associated companies”. The table includes Telenor’s share of net income in Sonofon until 12 February 2004 and ProMonte GSM until 12 August 2004. Thereafter these companies are consolidated as subsidiaries.

•	Telenor’s ownership interest in VimpelCom in Russia was 29.9% at the end of the second quarter of 2005. The value of Telenor’s share of the company based on the quoted share price as at 30 June 2005 was NOK 13.7 billion. According to telecom analysts, VimpelCom had approximately 35 million subscriptions at the end of the second quarter of 2005.

•	Telenor’s direct and indirect ownership interest in DTAC in Thailand was 40.3% at the end of the second quarter of 2005. The value of Telenor’s share of the company based on the quoted share price as at 30 June 2005 was NOK 3.8 billion. The number of subscriptions in DTAC at the end of May 2005 was approximately 8.18 million.

Financial items

	2nd quarter		1st half-year		Year
(NOK in millions)	2005	2004	2005	2004	2004

Financial income	138	114	215	219	496
Financial expenses	(373)	(420)	(717)	(836)	(1,561)
Net forreign currency gain (loss)	177	(8)	152	(39)	(87)
Change in fair value of financial instruments	(37)	—	(11)	—
Net gains (losses) and write-downs	67	17	484	2,630	2,673
Net financial items	(28)	(297)	123	1,974	1,521

Gross interest expenses	(383)	(418)	(737)	(823)	(1,582)
Net interest expenses	(314)	(324)	(605)	(636)	(1,199)

•	Increased financial income compared to the second quarter of 2004 was primarily due to NOK 27 million in dividends from other financial investments in the second quarter of 2005.

•	Decreased financial expenses was primarily due to lower average interest rates on the debt portfolio. Increased capitalization of interest on assets under construction and other financial expenses also contributed to the decrease.

•	Net foreign currency gain in the second quarter of 2005 was primarily due to gains on debt in subsidiaries outside Norway as well as a gain on currency options of NOK 77 million used in the economic hedge of the acquisition of Bredbandsbolaget. Foreign currency forward contract used in this hedge qualify for hedge accounting, and for this part NOK 161 million before taxes has been recorded as a temporary reduction of equity as of 30 June 2005.

•	Change in fair value of financial instruments was primarily related to interest rate derivatives used for economic hedge of interest-bearing liabilities that do not fulfil the requirements for hedge accounting.

•	In the second quarter of 2005 Telenor realized gains on sale of shares, primarily sale of Telenor’s shares in Eutelsat.

Taxes

•	The nominal Norwegian corporate income tax (“CIT”) rate is 28%. The effective tax rate for the Telenor Group for the fiscal year 2005 is estimated to be 30% of profit before taxes and minority interests. The estimated effective tax rate is higher than the Norwegian nominal CIT rate primarily due to taxes related to companies outside Norway, including the effect of recording deferred taxes on retained earnings in certain companies.

•	The actual effective tax rate for 2005 may deviate from the estimated rate.

Balance sheet and cash flow

•	Total assets as of 30 June 2005 increased by NOK 3.3 billion compared to 31 March 2005, primarily due to issue of interest-bearing liabilities.

•	Gross interest-bearing liabilities increased in the quarter due to the issue of new interest-bearing liabilities to fund the acquisitions of Bredbandsbolaget and Cybercity as well as bond issues in Kyivstar.

•	Increased current assets were primarily due to increased liquid assets. The relatively high level of liquid assets should be seen in light of the payment of the acquisitions of Bredbandsbolaget and Cybercity in July 2005.

•	Net interest-bearing liabilities increased by NOK 1.9 billion in the quarter to NOK 17.8 billion as of 30 June 2005. The Annual General Meeting of Telenor declared dividends of NOK 2.6 billion, of which NOK 2.5 billion was paid in the second quarter of 2005. During the second quarter of 2005, Telenor purchased its own shares in the market for NOK 0.3 billion. In addition, shareholders equity was reduced and net interest-bearing liabilities increased in the second quarter by NOK 1.2 billion as a result of the Annual General Meeting approval of the redemption of shares owned by the Kingdom of Norway. If the Annual General Meeting of Telenor’s shareholders in 2006 approves to redeem shares owned by the Kingdom of Norway corresponding to Telenor’s repurchase of own shares in the market in the second quarter of 2005, in such a way that the Kingdom of Norway’s ownership interest remains unchanged, shareholders equity will be reduced by an additional NOK 0.4 billion at the time of the Annual General Meeting.

US GAAP

•	Telenor had a net income in accordance with General Accepted Accounting Principles in the United States (US GAAP) of NOK 1,904 million in the second quarter of 2005 compared to net income in accordance with IFRS of NOK 2,041 million.

OUTLOOK FOR 2005

•	Telenor maintains its outlook for 2005 as presented in Telenor’s report for the first quarter of 2005.

•	A continued high growth in revenues and EBITDA is expected for the total mobile operations in 2005.

•	In Fixed – Norway, revenues and EBITDA is expected to decrease. The strong growth in the number of ADSL subscriptions is expected to continue. The related expected increased revenue from ADSL, in addition to expected increased revenues from wholesale, is not expected to fully offset decreased revenues from PSTN/ISDN.

•	Cost reductions as assumed, in particular within Fixed, will be implemented.

•	In Broadcast and other units, we expect EBITDA to improve in 2005 compared to 2004.

•	High capital expenditure is expected for 2005, in which capital expenditure in proportion to revenues is expected to be in line with or slightly exceed 2004 levels.

•	A continuously increasing share of Telenor’s revenues and results come from operations outside Norway. Currency fluctuations will to an increasing extent influence the reported figures in Norwegian Krone. Political risk, including regulatory conditions, might also influence the results.

•	Telenor expects that profits, adjusted for special items, overall will grow in 2005 compared to 2004.

The accounts submitted with the report have not been audited. This report contains statements regarding the future in connection with Telenor’s growth initiatives, profit figures, outlook, strategies and objectives. In particular, the section “Outlook for 2005” contains forward-looking statements regarding the group’s expectations. All statements regarding the future are subject to inherent risks and uncertainties, and many factors can lead to actual profits and developments deviating substantially from what has been expressed or implied in such statements. These factors include the risk factors relating to Telenor’s activities described in Telenor’s 2004 Annual Report on Form 20-F filed with the Securities and Exchange Commission in the USA under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” (available at www.telenor.com/ir/).
Oslo, 21 July 2005
The Board of Directors of Telenor ASA

IMPLEMENTATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Regulations of the European Union (EU) require that publicly listed companies within the EU prepare their consolidated financial statements in accordance with “International Financial Reporting Standards” (IFRS) by 2005. Due to the European Economic Area (EEA) agreement, Norwegian listed companies will also be required to follow IFRS. Telenor’s first IFRS financial statements will be for the year ending 31 December 2005 and will include the comparative period for 2004. Starting in the first quarter of 2005, Telenor will provide unaudited financial information in accordance with IFRS including comparable figures for 2004.

Telenor has made an evaluation of the differences between Telenor’s accounting principles according to Norwegian Generally Accepted Accounting Principles (N GAAP) and IFRS principles based on management’s current understanding of these standards. There is inherent uncertainty around the interpretation and implementation of IFRS. Accordingly, new pronouncements and interpretations may be issued during 2005, which could affect the final IFRS figures for 2004 and the interim figures for 2005. Consequently, changes in the company’s understanding of IFRS may result in revisions or other differences than those identified below. The figures are not audited. Audited figures will be reported in the financial statements for the year ended 31 December 2005.

The tables below show the estimated effects on net income and equity of implementing IFRS as from 1 January 2004. The accounting principles according to N GAAP are found in the annual report for 2004. The main changes in accounting principles when preparing Telenor’s financial statements according to IFRS and Comments to the various effects on net income and equity are provided in Telenor’s first quarter report for 2005.

Profit and loss 2004	First	Second	Third	Fourth	Year
(NOK in millions)	quarter	quarter	quarter	quarter	2004

Net income (loss) – NGAAP	2,801	1,410	1,399	(252)	5,358
Amortization of goodwill, negative goodwill	213	245	247	234	939
Depreciation and amortization – other	13	(7)	4	53	63
Write-down of goodwill	—	—	—	(935)	(935)
Pensions	24	24	23	24	95
Asset Retirement Obligations	(10)	(11)	(12)	(13)	(46)
Share-based compensation	(4)	(5)	(5)	(5)	(19)
Sale of software	11	2	23	15	51
Associated companies	92	79	39	58	268
Adjusted gains	20	(6)	5	15	34
Tax on IFRS adjustments	(21)	(6)	(20)	(8)	(55)
Minority interests	(9)	(16)	(20)	(32)	(76)
Total adjustments	330	299	284	(594)	319

Net income (loss) – IFRS	3,131	1,709	1,683	(846)	5,677

Equity (NOK in millions)	01.01.2004	31.03.2004	30.06.2004	30.09.2004	31.12.2004

Shareholders equity – NGAAP	37,237	40,083	40,130	41,248	37,594
Amortization of goodwill, negative goodwill	343	556	801	1,048	1,282
Depreciation and amortization – other	—	13	6	10	63
Write-down of goodwill	—	—	—	—	(935)
Business Combinations	—	622	622	786	622
Pensions	(1,825)	(1,801)	(1,777)	(1,754)	(1,730)
Asset Retirement Obligations	(296)	(306)	(317)	(329)	(342)
Share-based compensation	—	—	—	—	—
Sale of software	(267)	(256)	(254)	(231)	(216)
Associated companies	(139)	(47)	32	71	129
Adjusted gains and translation differences	—	(57)	(49)	(93)	(66)
Tax on IFRS adjustments	595	574	568	548	540
Dividends	1,776	1,776	—	—	2,602
Minority interests	226	218	202	182	150
Total adjustments	413	1,292	(166)	238	2,099

Shareholders equity – IFRS	37,650	41,375	39,964	41,486	39,693

Reconciliation of shareholders’ equity for the Telenor Group from 31 December 2004 to 1 January 2005 due to the implementation of IAS 39.

IAS 39 “Financial Instruments: Recognition and Measurement” was implemented as of 1 January 2005. Up to and including 31 December 2004, Telenor accounted for Financial Instruments according to N GAAP.

(NOK in millions)
Shareholders’ equity 31 December 2004	39,693

Derivative instruments at fair value
– cash flow hedges	13
– derivatives not qualifying as hedges	(289)
Shares available-for-sale at estimated fair value *)	753
Tax on the changes	(16)
Minority’s share	(8)
Total adjustments	453

Shareholders’ equity 1 January 2005	40,146

*) Estimated fair value of shares available-for-sale is increased by NOK 295 million compared to the equity reconciliation presented in Telenor’s first quarter report for 2005 due to new information about conditions as of 1 January 2005.

PROFIT AND LOSS STATEMENT

Telenor group	2nd quarter		1st half-year		Year
(NOK in millions except net income per share)	2005	2004	2005	2004	2004

Revenues	16,542	15,226	31,812	29,471	60,701
Costs of materials and traffic charges	4,355	3,957	8,351	7,582	16,050
Own work capitalized	(186)	(164)	(308)	(288)	(557)
Salaries and personnel costs	2,562	2,506	5,098	5,020	9,970
Other operating expenses	4,247	3,398	8,022	6,560	13,871
Other (income) and expenses	(66)	(169)	(87)	(149)	410
Depreciation and amortization	2,751	2,707	5,455	5,215	10,637
Write-downs	20	1	(3)	4	3,531

Operating profit	2,859	2,990	5,284	5,527	6,789

Associated companies	494	290	733	515	986
Net financial items	(28)	(297)	123	1,974	1,521
Profit before taxes and minority interests	3,325	2,983	6,140	8,016	9,296

Taxes	(997)	(911)	(1,842)	(2,521)	(2,299)
Profit before minority interests	2,328	2,072	4,298	5,495	6,997

Minority interests	(287)	(363)	(547)	(655)	(1,320)
Net income	2,041	1,709	3,751	4,840	5,677

Net income per share in NOK (basic), excluding treasury shares	1.19	0.97	2.17	2.74	3.25
Net income per share in NOK (diluted), excluding treasury shares	1.19	0.97	2.17	2.74	3.24

US GAAP
Net income	1,904	1,569	3,529	4,560	5,639
Net income per share in NOK (basic), excluding treasury shares	1.11	0.89	2.04	2.58	3.22
Net income per share in NOK (diluted), excluding treasury shares	1.11	0.89	2.04	2.58	3.22

BALANCE SHEET

Telenor group	30/06/2005	31.03.2005	30.06.2004	31.12.2004
(NOK in millions)

Deferred tax assets	2,115	2,893	2,471	3,520
Goodwill	12,816	13,378	16,206	13,355
Intangible assets	10,229	10,809	10,992	11,076
Tangible assets	39,292	38,952	37,311	37,543
Associated companies	7,832	6,980	6,916	6,602
Other financial assets	3,505	2,796	2,429	1,250

Total fixed assets	75,789	75,808	76,325	73,346

Accounts receivable	6,523	6,078	7,036	6,104
Other current assets	7,229	7,050	6,189	6,713
Liquid assets	10,900	8,187	5,465	5,398

Total current assets	24,652	21,315	18,690	18,215

Total assets	100,441	97,123	95,015	91,561

Shareholders equity	39,880	41,507	39,964	39,693
Minority interests	4,630	4,289	4,076	3,946

Total equity and minority interests	44,510	45,796	44,040	43,639

Pension obligations	2,302	2,458	2,131	2,313
Deferred tax liabilities	2,050	2,132	1,789	2,292
Other provisions	864	865	885	891

Provisions	5,216	5,455	4,805	5,496

Long-term interest-bearing liabilities	22,359	21,492	22,837	20,602
Long-term non-interest-bearing liabilities	556	572	706	573

Total long-term liabilities	22,915	22,064	23,543	21,175

Short-term interest-bearing liabilities	7,269	3,681	4,602	3,991
Accounts payable	4,471	4,900	3,744	3,806
Short-term non-interest-bearing liabilities	16,060	15,227	14,281	13,454

Total short-term liabilities	27,800	23,808	22,627	21,251

Total equity and liabilities	100,441	97,123	95,015	91,561

USGAAP
Shareholders equity	42,670	43,930	42,410	42,430

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Attributable to equity holders of the parent company

				Cumulative
	Total paid	Other	Retained	translation		Minority
(NOK in millions)	capital	reserves	earnings	differences	Total	interest	Total equity

Balance as of 1 January 2004 - Restated according to IFRS	29,311	(732)	9,071	—	37,650	3,420	41,070
Translation differences	—	—	—	(768)	(768)	(419)	(1,187)
Business combinations and increased ownership interests in subsidiaries	—	618	—	—	618	—	618
Equity adjustments in associated companies	—	62	—	—	62	—	62
Tax on items taken directly to or transferred from equity	—	—	—	163	163	—	163
Net income recognized directly in equity	—	680	—	(605)	75	(419)	(344)

Profit for the year 2004	—	—	5,677	—	5,677	1,320	6,997
Total recognized income and expense for the period	—	680	5,677	(605)	5,752	901	6,653

Dividends	—	—	(1,764)	—	(1,764)	(373)	(2,137)
Share buy back	(2,020)	—	—	—	(2,020)	—	(2,020)
Sale of shares, share issue, and share options to employees	59	16	—	—	75	3	78
Transactions with shareholders in subsidiaries	—	—	—	—	—	(5)	(5)
Balance as of 31 December 2004	27,350	(36)	12,984	(605)	39,693	3,946	43,639

Total changes in accounting policy (IAS 39)	—	661	(208)	—	453	8	461
Adjusted equity as of 1 January 2005	27,350	625	12,776	(605)	40,146	3,954	44,100

Translation differences	—	—	—	(540)	(540)	303	(237)
Available-for-sale investments:
- Valuation gains (losses) taken to equity	—	1,336	—	—	1,336	—	1,336
- Transferred to profit or loss on sale	—	(371)	—	—	(371)	(8)	(379)
Cash flow hedges:
- Valuation gains (losses) taken to equity	—	(161)	—	—	(161)	—	(161)
- Transferred to profit or loss for the period	—	(13)	—	—	(13)	—	(13)
Tax on items taken directly to or transferred from equity	—	142	—	—	142	—	142
Net income (loss) recognized directly in equity	—	933	—	(540)	393	295	688

Profit for the period	—	—	3,751	—	3,751	547	4,298
Total recognized income and expenses for the period	27,350	1,558	16,527	(1,145)	44,290	4,796	49,086

Dividends	—	—	(2,595)	—	(2,595)	(169)	(2,764)
Share buy back	(1,842)	—	—	—	(1,842)	—	(1,842)
Sale of shares, share issue, and share options to employees	24	3	—	—	27	2	29
Transactions with shareholders in subsidiaries	—	—	—	—	—	1	1
Balance as of 30 June 2005	25,532	1,561	13,932	(1,145)	39,880	4,630	44,510

Attributable to equity holders of the parent company

				Cumulative
	Total paid	Other	Retained	translation		Minority
(NOK in millions)	capital	reserves	earnings	differences	Total	interest	Total equity

Balance as of 1 January 2004 - Restated according to IFRS	29,311	(732)	9,071	—	37,650	3,420	41,070
Translation differences	—	—	—	453	453	101	554
Business combinations and increased ownership interests in subsidiaries	—	622	—	—	622	—	622
Net income recognized directly in equity	—	622	—	453	1,075	101	1,176

Profit for the period	—	—	4,840	—	4,840	655	5,495
Total recognized income and expenses for the period	—	622	4,840	453	5,915	756	6,671

Share buy back	(1,869)	—	—	—	(1,869)	—	(1,869)
Dividends		(1,764)			(1,764)		(1,764)
Sale of shares, share issue, and share options to employees	23	9	—	—	32	—	32
Transactions with shareholders in subsidiaries	—	—	—	—	—	(100)	(100)
Balance as of 30 June 2004	27,465	(1,865)	13,911	453	39,964	4,076	44,040

CASH FLOW STATEMENT

Telenor group	2nd quarter		1st half-year		Year
(NOK in millions)	2005	2004	2005	2004	2004

Profit before taxes and minority interests	3,325	2,983	6,140	8,016	9,296
Taxes paid	(203)	(404)	(434)	(572)	(1,516)
Net (gains) losses, including write-downs and change in fair value of financial items	(118)	(349)	(584)	(2,967)	(3,161)
Depreciation, amortization and write-downs	2,771	2,708	5,452	5,219	14,168
Associated companies	(494)	(290)	(733)	(515)	(986)
Difference between expensed and paid pensions	(127)	23	42	136	267
Currency (gains) losses not related to operating activities	(187)	(6)	(162)	29	57
Change in other accruals	(449)	(290)	4	(536)	866
Net cash flow from operating activities	4,518	4,375	9,725	8,810	18,991

Payments on purchase of tangible and intangible assets	(3,267)	(3,340)	(5,538)	(4,891)	(11,613)
Payments on purchase of subsidiaries and associated companies, net of cash received	(106)	(286)	(109)	(4,710)	(6,281)
Proceeds from sale of tangible and intangible assets and businesses, net of cash transferred	682	267	741	478	1,112
Proceeds from sale of and payments for other investments	310	52	1,078	3,129	3,751
Net cash flow from investment activities	(2,381)	(3,307)	(3,828)	(5,994)	(13,031)

Proceeds from and payments of interest-bearing liabilities	3,421	(2,269)	2,735	(2,546)	(4,311)
Issuance of shares and repayment of equity	2	15	24	22	33
Share buy back	(328)	(495)	(657)	(1,115)	(2,020)
Dividends paid to minority interests	(184)	(1)	(209)	(1)	(193)
Dividends paid to Telenor’s shareholders	(2,460)	(1,691)	(2,460)	(1,691)	(1,764)
Net cash flow from financing activities	451	(4,441)	(567)	(5,331)	(8,255)

Effect on cash and cash equivalents of changes in foreign exchange rates	83	(38)	130	37	(268)
Net change in cash and cash equivalents	2,671	(3,411)	5,460	(2,478)	(2,563)

Cash and cash equivalents at the beginning of the period	7,870	8,577	5,081	7,644	7,644
Cash and cash equivalents at the end of the period	10,541	5,166	10,541	5,166	5,081

ANALYTICAL INFORMATION	2003				2004				2005
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2

Revenues (NOK in millions)	—	—	—	—	14,245	15,226	15,608	15,622	15,270	16,542
EBITDA (NOK in millions)	—	—	—	—	5,048	5,698	5,655	4,556	5,106	5,630
Operating profit (loss) (NOK in millions)	—	—	—	—	2,537	2,990	2,895	(1,633)	2,425	2,859
Profit (loss) before taxes and minority interests (NOK in millions)	—	—	—	—	5,033	2,983	2,988	(1,708)	2,815	3,325
Equity ratio including minority interests (%)	—	—	—	—	46.8	46.3	48.8	47.7	47.2	44.3
Net interest-bearing liabilities (NOK in millions)	26,139	25,317	21,584	17,817	19,297	21,973	20,596	19,195	15,933	17,814
Net interest-bearing liabilities/EBITDA excluding gains and losses last 12 months	1.8	1.6	1.3	1.0	1.0	1.1	1.0	0.9	0.8	0.9
Capex (NOK in millions)	1,230	1,314	1,460	2,450	1,471	4,012	3,140	4,122	3,360	2,923
Investments in businesses (NOK in millions)	23	268	9	263	3,749	294	644	1,122	50	264
No. of man-years	21,200	21,150	20,300	19,450	20,600	20,200	20,700	20,900	21,900	22,400
- of which outside Norway	8,700	8,700	8,100	7,450	8,650	8,750	9,450	9,500	10,600	11,100

MOBILE *)
Telenor Mobil - Norway
No. of mobile subscriptions (NMT + GSM) (in thousands)	2,342	2,330	2,364	2,364	2,378	2,451	2,562	2,645	2,635	2,687
No. of GSM subscriptions (in thousands)	2,294	2,285	2,324	2,327	2,346	2,422	2,536	2,623	2,635	2,687
- of which prepaid (in thousands)	1,093	1,091	1,120	1,099	1,091	1,118	1,178	1,228	1,218	1,267
Average traffic minutes per subscription per month (AMPU) in the quarter	168	179	182	176	179	187	187	182	175	191
Average revenue per subscription per month (ARPU) in the quarter	317	330	335	310	315	332	328	318	297	308
- of which contract	459	476	489	452	464	491	499	491	453	465
- of which prepaid	158	166	167	155	147	146	129	119	117	129
No. of SMS/MMS and content messages (in millions)	566	594	619	630	611	656	726	792	818	838
Sonofon - Denmark
No. of mobile subscriptions (in thousands)	—	—	—	—	987	1,203	1,253	1,275	1,232	1,250
- of which prepaid (in thousands)	—	—	—	—	250	451	485	462	413	420
Average traffic minutes per subscription per month (AMPU) in the quarter	—	—	—	—	147	157	139	151	153	182
Average revenue per subscription per month (ARPU) in the quarter	—	—	—	—	250	233	219	207	229	253
- of which contract	—	—	—	—	287	291	281	267	284	306
- of which prepaid	—	—	—	—	135	111	120	111	126	146
No. of SMS/MMS and content messages (in millions)	—	—	—	—	479	545	588	687	722	716
Telenor Mobile Sweden
No. of mobile subscriptions (in thousands)	52	59	65	81	84	92	96	105	107	99
- of which prepaid (in thousands)	26	23	28	44	48	55	56	57	56	51
Average traffic minutes per subscription per month (AMPU) in the quarter	28	38	49	69	73	96	104	108	113	141
Average revenue per subscription per month (ARPU) in the quarter	120	155	172	175	169	181	182	169	164	167
- of which contract	195	239	252	248	252	262	265	241	215	216
- of which prepaid	45	49	56	103	106	122	125	117	121	121
Kyivstar - Ukraine
No. of mobile subscriptions (100% in thousands)	2,012	2,205	2,512	3,037	3,221	3,610	4,856	6,252	7,662	9,335
- of which prepaid (100% in thousands)	1,614	1,768	2,037	2,503	2,675	3,031	4,211	5,532	6,892	8,500
Average traffic minutes per subscription per month (AMPU) in the quarter	42	51	57	72	68	74	95	95	91	90
Average revenue per subscription per month (ARPU) in the quarter	77	87	98	93	84	93	95	68	53	62
- of which contract	168	176	203	200	191	213	223	184	165	187
- of which prepaid	55	65	73	70	62	69	72	52	40	49
Pannon - Hungary
No. of mobile subscriptions (in thousands)	2,514	2,514	2,564	2,618	2,596	2,588	2,595	2,770	2,792	2,824
- of which prepaid (in thousands)	1,989	1,981	2,019	2,023	1,977	1,935	1,886	1,991	1,955	1,915
Average traffic minutes per subscription per month (AMPU) in the quarter	104	110	113	116	111	121	127	131	125	143
Average revenue per subscription per month (ARPU) in the quarter	151	161	165	170	165	170	184	171	157	162
- of which contract	388	414	416	412	399	389	400	356	327	316
- of which prepaid	86	92	97	99	92	96	103	96	84	89
DiGi.Com - Malaysia
No. of mobile subscriptions (100% in thousands)	1,802	1,944	2,053	2,205	2,413	2,583	2,804	3,239	3,461	3,765
- of which prepaid (100% in thousands)	1,709	1,850	1,953	2,101	2,301	2,453	2,653	3,067	3,259	3,525
Average traffic minutes per subscription per month (AMPU) in the quarter	174	173	177	175	167	164	170	165	163	170
Average revenue per subscription per month (ARPU) in the quarter	121	110	115	115	113	107	110	98	92	99
- of which contract	294	309	326	318	312	312	297	238	233	216
- of which prepaid	111	99	105	105	104	97	100	90	84	93
GrameenPhone - Bangladesh
No. of mobile subscriptions (100% in thousands)	835	928	1,047	1,141	1,520	1,795	2,024	2,388	2,928	3,704
- of which prepaid (100% in thousands)	631	725	820	899	1,258	1,501	1,730	2,092	2,625	3,375
Average traffic minutes per subscription per month (AMPU) in the quarter	221	225	233	230	239	246	249	241	237	223
Average revenue per subscription per month (ARPU) in the quarter	133	132	141	128	120	106	103	87	81	69
- of which contract	274	282	332	319	331	287	302	257	288	284
- of which prepaid	86	87	88	76	71	69	67	60	54	47
Telenor Pakistan
No. of mobile subscriptions (in thousands)	—	—	—	—	—	—	—	—	344	836
ProMonte GSM - Montenegro
No. of mobile subscriptions (in thousands)	—	—	—	—	—	—	340	279	279	303
- of which prepaid (in thousands)	—	—	—	—	—	—	297	234	235	263
Average traffic minutes per subscription per month (AMPU) in the quarter	—	—	—	—	—	—	113	87	91	105
Average revenue per subscription per month (ARPU) in the quarter	—	—	—	—	—	—	139	107	115	129
- of which contract	—	—	—	—	—	—	309	284	288	338
- of which prepaid	—	—	—	—	—	—	111	79	82	97
Associated companies
No. of mobile subscriptions (100% in thousands)	17,158	15,105	17,035	19,478	21,028	24,594	28,662	33,763	38,645	42,328

FIXED - Norway
Retail market
No. of PSTN subscriptions (in thousands)	1,449	1,427	1,381	1,308	1,248	1,219	1,196	1,182	1,165	1,139
No. of ISDN subscriptions (lines in thousands)	1,816	1,800	1,755	1,682	1,600	1,548	1,498	1,449	1,394	1,335
PSTN/ISDN generated traffic (mill. minutes)	4,268	3,876	3,454	3,787	3,725	3,279	2,851	3,171	2,848	2,644
Market share of PSTN/ISDN generated traffic (%)	68	68	68	68	67	68	67	67	67	67
No. of Online subscriptions residential market (in thousands)	315	304	301	294	286	276	263	241	215	197
No. of ADSL subscriptions residential market (in thousands)	114	124	139	163	191	214	245	286	339	364
No. of ADSL subscriptions business market Norway (in thousands)	7	10	11	14	17	21	25	40	46	51
Wholesale market
No. of PSTN subscriptions (in thousands)	11	12	42	104	151	170	180	188	192	200
No. of ISDN subscriptions (lines in thousands)	14	17	52	126	188	215	234	250	256	259
No. of ADSL subscriptions (in thousands)	21	31	41	56	76	86	90	91	77	87
No. of LLUB (in thousands)	53	59	68	80	96	108	123	145	172	192

BROADCAST
No. of television subscribers in the Nordic region
- DTH pay-TV subscribers (in thousands)	713	708	726	763	778	782	800	824	851	853
- Cable TV subscribers (in thousands)	575	590	594	604	605	611	614	624	616	619
- Households in small antenna TV-networks (in thousands)	1,130	1,049	1,100	1,098	1,132	1,161	1,190	1,212	1,197	1,205
- Cable TV Internet access (in thousands)	24	26	28	31	34	35	38	44	48	50

*) ARPU for 2003 has not been restated to comply with IFRS

													Profit (loss)
													before taxes
THE OPERATIONS SECOND QUARTER	Total						Operating profit		Associated		Net financial		and minority
	revenues		of which external		EBITDA		(loss)		companies		items		interests
(NOK in millions)	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

Telenor Mobil — Norway	3,049	2,954	2,736	2,639	1,066	1,081	824	805	8	1	17	24	849	830
Sonofon — Denmark	1,308	1,225	1,273	1,217	308	238	(20)	(117)	—	—	(39)	(45)	(59)	(162)
Kyivstar — Ukraine	1,643	981	1,641	981	911	592	580	464	—	—	62	(34)	642	430
Pannon GSM — Hungary	1,498	1,444	1,496	1,442	484	556	206	230	—	—	20	4	226	234
DiGi.Com — Malaysia	1,161	958	1,161	957	499	410	246	184	—	—	(8)	(31)	238	153
GrameenPhone — Bangladesh	705	529	705	529	334	309	245	258	—	—	(9)	(4)	236	254
Other mobile operations	236	55	196	34	(130)	(49)	(232)	(56)	430	223	4	(4)	202	163
Fixed	4,753	4,877	4,231	4,420	1,504	1,631	773	734	14	23	(105)	(121)	682	636
Broadcast	1,401	1,335	1,366	1,302	411	392	274	218	35	6	(35)	(128)	274	96
Other operations	2,542	2,413	1,739	1,703	232	509	(30)	248	6	32	145	—	121	280
Eliminations	(1,754)	(1,545)	(2)	2	11	29	(7)	22	1	5	(80)	42	(86)	69

Total	16,542	15,226	16,542	15,226	5,630	5,698	2,859	2,990	494	290	(28)	(297)	3,325	2,983

													Profit (loss)
													before taxes
THE OPERATIONS FIRST HALF-YEAR	Total						Operating profit		Associated		Net financial		and minority
	revenues		of which external		EBITDA		(loss)		companies		items		interests
(NOK in millions)	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

Telenor Mobil — Norway	5,887	5,758	5,296	5,132	2,067	2,083	1,614	1,568	9	2	35	36	1,658	1,606
Sonofon — Denmark	2,501	1,895	2,446	1,883	561	405	(120)	(139)	—	—	(81)	(70)	(201)	(209)
Kyivstar — Ukraine	2,806	1,806	2,803	1,806	1,543	1,097	981	844	—	—	(33)	(69)	948	775
Pannon GSM — Hungary	2,913	2,845	2,909	2,842	1,001	1,112	407	455	—	—	39	1	446	456
DiGi.Com — Malaysia	2,195	1,894	2,194	1,892	950	836	439	381	—	—	(36)	(59)	403	322
GrameenPhone — Bangladesh	1,345	1,018	1,345	1,018	663	592	497	507	—	—	(16)	1	481	508
Other mobile operations	404	101	336	66	(218)	(74)	(377)	(89)	689	447	18	(11)	330	347
Fixed	9,324	9,800	8,341	8,911	2,912	3,263	1,420	1,412	24	41	(213)	(292)	1,231	1,161
Broadcast	2,791	2,641	2,728	2,573	791	741	510	380	47	24	268	(266)	825	138
Other operations	5,009	4,783	3,418	3,339	474	690	(38)	194	(37)	(1)	264	2,907	189	3,100
Eliminations	(3,363)	(3,070)	(4)	9	(8)	1	(49)	14	1	2	(122)	(204)	(170)	(188)

Total	31,812	29,471	31,812	29,471	10,736	10,746	5,284	5,527	733	515	123	1,974	6,140	8,016